UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to
Section 15(D) of the Securities Exchange Act of 1934

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File No. 1-01342

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:
CP 401(k) SAVINGS PLAN
120 South Sixth Street, Suite 800
Minneapolis, Minnesota
55402 United States

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
Canadian Pacific Kansas City Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta T2C 4X9

CP 401(k) SAVINGS PLAN
Employer ID No.: 41-6009079
Plan Number: 002
Financial Statements as of and for the Years Ended
December 31, 2022 and 2021, Supplemental Schedules
as of December 31, 2022, and Report of Independent
Registered Public Accounting Firm

CP 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2022 :

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12

Form 5500, Schedule H, Part IV, Question 4a—Schedule of Delinquent Participant Contributions	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	14

EXHIBITS	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
the CP 401(k) Savings Plan
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the CP 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule H, Line 4i-Schedule of Assets (Held at Year End) and Schedule of Delinquent Participant Contributions has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Armanino LLP

We have served as the Plan’s auditor since 2022.

St. Louis, Missouri
June 23, 2023

CP 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS:
Participant contribution receivable	154	295
Investments (Note 3)—participant directed
Mutual funds	140,597,955	175,216,065
Equity—Canadian Pacific Kansas City Limited stock	4,879,396	4,401,518
Wells Fargo Blackrock S&P 500 index fund	26,308,521	34,180,619
Wells Fargo Collective Stable Return Fund	27,427,845	25,021,269
Self-directed brokerage account	845,990	387,013
Total investments	200,059,707	239,206,484

Notes receivable from participants	4,585,632	4,433,450
NET ASSETS AVAILABLE FOR BENEFITS	$204,645,493	$243,640,229
The accompanying notes are an integral part of these financial statements.

CP 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
INVESTMENT (LOSS) INCOME:
Net (depreciation) appreciation in fair value of investments	$(39,114,853)	$30,638,045
Interest and dividends	2,320,821	2,316,417
Other income	123,138	18,824
Investment (loss) income before investment-related expenses	(36,670,894)	32,973,286
Less: investment-related expenses	(382,859)	(464,851)
Net investment (loss) income	(37,053,753)	32,508,435
CONTRIBUTIONS:
Participant	14,642,519	14,230,479
Employer	2,471,332	2,335,092
Other	(226,636)	(79,674)
Total contributions	16,887,215	16,485,897

DEDUCTIONS:
Benefits paid to participants	(18,828,198)	(26,185,836)

NET (DECREASE) INCREASE IN NET ASSETS BEFORE PLAN TRANSFER	(38,994,736)	22,808,496
PLAN TRANSFER:
Central Maine & Quebec Railway U.S. 401(k) plan merger (Note 1)	—	3,303,107

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(38,994,736)	26,111,603

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	243,640,229	217,528,626
End of year	$204,645,493	$243,640,229
The accompanying notes are an integral part of these financial statements.

CP 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1.     SUMMARY DESCRIPTION OF THE PLAN
The following description of the CP 401(k) Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.
General - The Plan is a defined contribution savings plan covering all eligible employees of Soo Line Railroad Company, Delaware and Hudson Railway Company, Inc., Dakota, Minnesota and Eastern Railroad Corporation ("DM&E"), and Central Maine & Quebec Railway U.S. Inc. ("CMQ U.S.") (the “Companies”). The Companies are all subsidiaries of Canadian Pacific Kansas City Limited. On April 14, 2023, Canadian Pacific Railway Limited assumed control of Kansas City Southern (through an indirect wholly owned subsidiary), and filed articles of amendment to change Canadian Pacific Railway Limited's name to Canadian Pacific Kansas City Limited. The Plan Investment Committee controls and manages the administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the “Code”), as amended. From January 1, 2021 to April 20, 2021, Wells Fargo Bank, N.A. (the “Trustee”) was the trustee and record-keeper of the Plan. Effective April 21, 2021, Principal Financial Group Inc. ("Principal") became the trustee and record-keeper of the Plan.
Eligibility - Qualified employees may participate in the Plan if they have reached the age of 18 and have completed 30 days of service with the Companies.
Contributions - Allowed pretax and/or post-tax participant contributions to the Plan were in a range of 1% to 100% of their compensation as an elective deferral savings contribution under Section 401(k) of the Code. Eligible Participants are automatically enrolled at 3% of Plan Compensation per pay period. Participants may change their contribution percentage every pay period. Transportation Communications International Union participants who accumulate a balance of 80 hours of sick pay as of December 31 of each year may elect to convert a certain portion of these sick days into additional contributions to the Plan. The maximum sick leave that a participant has the option to convert into a sick leave pay deposit to the Plan is 80 hours per year. The value of the sick leave pay deposit is calculated using the hours elected by the participant, multiplied by a base pay amount, which is adjusted for cost of living as provided by the Plan document. These deposits are then included as employee contributions. The maximum allowable elective contribution percentage limitation at the Companies’ discretion was 100% but is limited to the maximum allowable elective deferral for federal income tax purposes of $20,500 in 2022 (2021 - $19,500).
The Plan provides for an employer matching contribution of 50% of the first 6% of eligible compensation that the participant contributes. Participating union employees are eligible to receive matching contributions only if their collective bargaining agreement so provides. For CMQ Non Union and Union employees, the Plan provides for an employer matching contribution of 2%. No employee is eligible for an employer matching contribution on their catch-up contributions. Participants who have attained age 50 before or at the end of the Plan year are eligible to make catch-up contributions of $6,500 (2021 - $6,500). The Plan allows for participant rollovers from other qualified plans. Participant rollover contributions totaled $1,343,675 for the year ended December 31, 2022 (2021 - $1,650,416) and have been included within the participant contributions on the statements of changes in net assets available for benefits. Contributions in excess of Code limitations are returned to participants when determined. There were no excess contributions at December 31, 2022 and 2021.
Participant Accounts - Participants may direct their contributions and existing account balances to one or a combination of the investment options available. Investment options may be changed daily. Each participant’s account is credited with the participant’s contributions, related matching contributions (if applicable), and an allocation of Plan earnings from the participant’s respective elected investment fund options. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Earnings of each investment fund are allocated daily based on the participant’s account balances, as defined in the Plan document. Matching contributions are allocated the same as the participant contributions as elected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting - Participants are immediately vested in the value of their voluntary contributions, and rollover contributions, if any. Non-union employees (except CMQ U.S.) are immediately vested in their employer matching contributions, plus earnings and losses thereon. DM&E unionized and CMQ U.S. employees are the only unionized employees eligible for matching contributions.

The vesting schedule for the matching contribution of DM&E union and all CMQ U.S. participants is as follows:

Years of Vesting Service	Vested Percentage
Less than One	—%
One but less than Two	33%
Two but less than Three	66%
Three or more	100%
Forfeited Accounts - Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in the matching contributions and earnings and losses thereon. At the discretion of the Companies, forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan; applied to reinstate the participant’s account if the participant resumes employment at the Companies; credited against the Companies’ contributions; used to make any corrective contributions; or allocated among the accounts of the active participants. Unused forfeited accounts balance as of December 31, 2022 was $46,264 (2021 - $39,677). For the year ended December 31, 2022, the amounts used from forfeited nonvested accounts to reduce the employer contributions and pay administrative expenses was $47,663 (2021 - $37,441).
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account. Loan maturities are five years or less, unless the loan qualifies as a home loan, in which case a longer time period may be permitted. Loans are repaid ratably over the repayment period through payroll deductions. The interest rate on participant loans is expected to be 2% over the prime lending rate at the time of origination. Interest rates on outstanding loans as of December 31, 2022 and 2021 ranged from 4.25% to 10.25%, with loan maturities at various dates through 2032. Participant loans are collateralized by the underlying participant account balance.
CMQ U.S. Plan Merger - Effective January 1, 2021, CMQ U.S. 401(k) plan merged with and into the Plan. Any participants in the CMQ U.S. plan became a participant in the Plan. CMQ U.S. plan assets of $3,303,107 were merged into the existing Plan. Concurrent with the merger of assets, the accounts were established in the Plan and maintained by the CP 401(k) Plan Administrator.
Payment of Benefits - Interests are distributed to participants or beneficiaries upon death, disability, retirement, or termination of employment. Participants may also elect to withdraw interests subject to certain limitations including financial hardship or attainment of age 59 1/2. Rollover accounts maybe withdrawn at any time. Benefit distributions under the Plan are made in either a single or partial lump-sum payment of the participant’s account balance, a series of annual or more frequent installments, or a combination thereof, at the discretion of the participant.
Plan Termination - Although the Companies have not expressed any intent to do so, they have the right under the Plan to discontinue their contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all unvested balances will become 100% vested and the net assets of the Plan will be allocated among the participants or beneficiaries in accordance with the Plan document.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies, which are in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. GAAP.
Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. In accordance with Internal Revenue Service ("IRS") rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances, although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.
Benefit Distributions - Benefit distributions are recorded when paid. The total amount allocated to the accounts of participants who elected to withdraw from the Plan but have not yet been paid was $15,383 at December 31, 2022 (2021 - $377).
Excess Contribution Payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction of contributions. Excess contributions are distributed to the applicable participants in the subsequent plan years. For the years ended December 31, 2022 and 2021, there were no excess contributions.
Investment-Related Expenses - Investment-related expenses are paid out of Plan assets. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. The Companies pay administrative expenses of the Plan at their discretion.
Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. The Plan's management regularly reviews its estimates, including those related to the Plan and other benefits based upon currently available information. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions, and credit risk. Due to the level of risk associated with certain investment securities, and the inherent uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term will affect the amounts reported in the Plan’s financial statements.
3. FAIR VALUE MEASUREMENTS
FASB Accounting Standards Codification, Fair Value Measurements and Disclosures ("ASC 820"), provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:
Basis of Fair Value Measurement
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Certain investments for which the practical expedient is used to measure fair value at net asset value ("NAV") are not classified in the fair value hierarchy. Instead, those investments are included as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statements of net assets available for benefits.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021:
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-Directed Brokerage Account - The Schwab Personal Choice Retirement Account was introduced in 2020. It includes a variety of common stocks and exchange-traded funds. Participants may choose to allocate funds from other investment options to the Self-Directed Brokerage Account.
Wells Fargo Collective Stable Return Fund (“WFSR Fund”) - The common/collective trust is a collective stable return fund. Investment in the trust fund is valued at the NAV as determined by Wells Fargo Bank, N.A. the trustee of the WFSR Fund by using estimated fair value of the underlying assets owned by the common/collective trust as of December 31, 2022 and 2021. The NAV is used as a practical expedient for fair value. The NAV is based on the fair value of the underlying assets, which are traded in an active market, minus its liabilities then divided by the number of units outstanding. Generally, under ordinary market conditions, all common/collective trust positions provide daily market liquidity to Plan participants and the Plan. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. The Plan invests in investment contracts through the Wells Fargo Collective Stable Return Fund (“WFSR Fund”), one of the investment options available under the Plan. Notwithstanding a 12-month replacement notification requirement on the WFSR Fund, the WFSR Fund does not have limiting terms or restrictions on redemption. The WFSR Fund is not subject to future unfunded commitments at December 31, 2022 and 2021.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Wells Fargo Blackrock S&P Index Fund - The fund is a collective investment fund sponsored by the Trustee. Investment in the fund is limited to Qualified Retirement Plans and the fund is not publicly traded. The fund is not registered with the SEC, but is subject to oversight by the Office of the Comptroller of the Currency. The fund is valued by the Trustee on a daily basis each business day using the end of day market value of all securities held in the fund and the total number of outstanding fund units. The individual holdings in the fund are publicly traded on major market exchanges and their end of day price and total shares held are used to determine the fund’s total market value. The fund’s NAV is equal to the total end of day market value of the fund divided by the number of outstanding fund units. Plan participants, or other authorized party may instruct Wells Fargo in writing to redeem some or all Units. Units will be redeemed at the unit value next determined following receipt by Wells Fargo of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of the redemption request and in all cases within six business days after such receipt.
Transfers between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan’s management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2022 and 2021, there were no transfers between levels.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2022 and 2021. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2022 and 2021, there were no assets classified as Level 2 or Level 3 valued investments.

Investments	As of December 31,
	2022	2021
Level 1 - Unadjusted quoted prices in active markets for identical assets:
Mutual funds	$140,597,955	$175,216,065
Equity—Canadian Pacific Kansas City Limited stock	4,879,396	4,401,518
Self-directed brokerage account	845,990	387,013
	$146,323,341	$180,004,596
Investments measured at NAV:
Wells Fargo Collective Stable Return Fund	27,427,845	25,021,269
Wells Fargo Blackrock S&P 500 index fund	26,308,521	34,180,619
Total investments	$200,059,707	$239,206,484
4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Trustee is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control. Certain Plan investments, including shares of mutual funds and units of common/collective trusts, which are managed by the Trustee as defined by the Plan, qualify as exempt party-in-interest transactions. The Plan also issues loans to participants, which are secured by the vested balances in the participant's accounts. Fees paid for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2022 and 2021, the Plan, which is sponsored by Soo Line Railroad Company, a wholly owned subsidiary of Canadian Pacific Kansas City Limited (the "Company"), held 65,416 and 61,183 shares, respectively, of common stock of the Company. During the year ended December 31, 2022, the Plan recorded dividend income of $27,523 (2021 - $32,350)
5. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Companies remitted certain participant contributions and loan repayments to the Trustee later than required by the Department of Labor (“DOL”) Regulation 2510.3-102 for the year ended December 31, 2021. Participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions and loan repayments been remitted on a timely basis as required by the DOL guidelines.
6. INCOME TAX STATUS
The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under provisions of Section 501(a). The Plan's management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions and the U.S. Department of Labor; however, there are currently no audits of any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2015.

7. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2022	2021
Net assets available for benefits per the financial statements	$204,645,493	$243,640,229
Deduct: Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(1,635,699)	—
Deduct: Deemed distribution of participant loans	(118,489)	(139,791)
Net assets per the Form 5500	$202,891,305	$243,500,438

The following is a reconciliation of total net decrease in net assets available for benefits per the financial statements to total net decrease per the Form 5500:

Year Ended December 31, 2022
Total net decrease in net assets available for benefits per the financial statements	$(38,994,736)
Add: Prior year deemed distributions of participant loans	139,791
Deduct: Current year deemed distributions of participant loans	(118,489)
Deduct: Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(1,635,699)
Total net decrease per the Form 5500	$(40,609,133)
8. SUBSEQUENT EVENTS
Plan management has evaluated the effects of events that have occurred subsequent to December 31, 2022, through June 23, 2023, the date the financials were available to be issued, and determined that no such events have occurred.

SUPPLEMENTAL SCHEDULES
CP 401(k) SAVINGS PLAN
Employer ID No.: 41-6009079
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	JP Morgan Large-Cap Equity Fund	Mutual fund		$25,572,564
	JP Morgan Small-Cap Equity Fund	Mutual fund		13,445,504
	Dodge and Cox Stock Fund	Mutual fund		11,339,130
	BlackRock LifePath Index 2045 Fund	Mutual fund		9,449,341
	BlackRock LifePath Index 2040 Fund	Mutual fund		8,720,034
	BlackRock LifePath Index 2050 Fund	Mutual fund		8,671,880
	BlackRock LifePath Index 2035 Fund	Mutual fund		7,854,060
	Baird Aggregate Bond Fund	Mutual fund		6,965,911
	Allspring Special Mid Cap Value Fund	Mutual fund		6,934,223
	BlackRock LifePath Index 2030 Fund	Mutual fund		6,518,070
	Oppenheimer International Growth Fund	Mutual fund		5,890,381
	BlackRock LifePath Index 2025 Fund	Mutual fund		5,555,543
	BlackRock LifePath Index 2055 Fund	Mutual fund		5,250,657
	BlackRock LifePath Index Retirement Fund	Mutual fund		5,005,704
	American Funds EuroPacific Growth Fund	Mutual fund		3,074,019
	Vanguard Mid Cap Index Fund	Mutual fund		2,802,307
	BlackRock LifePath Index 2060 Fund	Mutual fund		2,298,357
	Vanguard Total International ST Index	Mutual fund		1,895,286
	Vanguard Small Cap Index Fund	Mutual fund		1,779,660
	MassMutual Select Mid Cap Growth Fund	Mutual fund		1,009,654
	BlackRock LifePath Index 2065 Fund	Mutual fund		565,655
*	Galliard Collective Stable Return PN	Common/collective trust		25,792,161
*	Principal Blackrock S&P Index CIT N Fund	Common/collective trust		26,308,521
*	Canadian Pacific Kansas City Limited stock	Equity		4,879,396
	Self-directed brokerage account	Various - Mutual funds and Common stocks		845,990
*	Notes receivable from participants, net of deemed distributions	Notes receivable from participants, maturing through 2032, interest rates ranging from 4.25% to 10.25%		4,467,143
	TOTAL INVESTMENTS			$202,891,151

*	Denotes a party-in-interest.
**	Cost information has been excluded, as it is not required for participant-directed investments.

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	under VFCP and PTE 2002-51
Check here if late participant loan contributions are included	$—	$295	$—	$—

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CP 401(k) SAVINGS PLAN

Date: June 23, 2023	/s/ Maeghan Albiston
Maeghan Albiston
Vice President & Chief Human Resources Officer Soo Line Railroad Company

/s/ Gregory Koenig
Gregory Koenig
Vice President, Finance Soo Line Railroad Company, its administrator

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Armanino LLP